FORM 6-K

                          SECURITIES AND EXCHANGE COMMISSION
                             Washington,  D.C.  20549

                            Report of a Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16 of
                          the Securities Exchange Act of 1934

                               For the month(s) of: October 26, 1999

                             NEWCOURT CREDIT GROUP INC.

                       Newcourt Centre, 207 Queens Quay West
                                     Suite 700
                                 Toronto, Ontario
                                  Canada, M5J 1A7

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 26, 1999

NEWCOURT CREDIT GROUP INC.


/__________________________/
By: Scott J. Moore
Executive Vice President, Legal
and General Counsel and Secretary


                                                     News Release

For Immediate Release

Trading Symbol:  NCT             Media Contact:  Carolyn Conner
                                                 (416) 507-5239
                                                 cel:  (416) 616-0365

Exchange Listing:  Toronto
                   Montreal
                   New York

               Newcourt Shareholders Approve CIT Acquisition


TORONTO, Canada, October 26, 1999 - Newcourt Credit Group today announced the approval by shareholders of its acquisition by The CIT Group (NYSE: CIT) as outlined in the joint management information circular and proxy statement dated September 21, 1999.

"Today, Newcourt shareholders endorsed a business combination that will create a powerhouse in financial services," commented David Banks, Newcourt's Chairman. "This is an exciting development for our customers and the financial services industry as a whole."

"The strategic logic of this transaction remains clear for both Newcourt and CIT shareholders," said Banks. "It combines CIT's extensive management experience, 'best in class' credit capabilities and strong debt ratings with Newcourt's innovative, entrepreneurial spirit and superior loan origination platforms. I believe that shareholders will be rewarded for their support and patience."

Newcourt Credit Group is one of the world's leading sources of asset-based financing serving the corporate, commercial and institutional markets with owned and managed assets of US$24.9 billion and a global capability in 26 countries. On August 5, 1999, Newcourt and CIT announced that they had signed a new definitive agreement under which CIT would acquire Newcourt in an exchange of .70 share of CIT stock for each share of Newcourt. The combination of these two companies will create the largest publicly owned commercial finance company.

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